Exhibit (d)(7)

EXHIBIT A

EXCLUSIVITY AGREEMENT

This Exclusivity Agreement (the “Agreement”) is made and entered into as of August 27, 2010, by and between Hewlett-Packard Company (“HP”) and ArcSight, Inc. (the “Company”).

RECITALS

A.           The parties hereto have had preliminary discussions regarding a possible strategic transaction (the “Transaction”) involving HP and the Company.

B.            The Company desires to induce HP to further analyze such a Transaction and to negotiate in earnest with the intent to complete such a Transaction.

NOW THEREFORE, the parties agree as follows:

1.             Negotiations with Others. Prior to the Termination Time (as defined below), the Company shall not (and shall use reasonable efforts to cause its officers, managers, employees, members, agents, representatives and affiliates not to), directly or indirectly, take any of the following actions with any party other than HP and its designees: (i) solicit, encourage, initiate or participate in any negotiations or discussions with respect to, any offer or proposal to acquire or license all or substantially all, or a significant portion, of the Company’s business, technologies or properties (other than the licensing of software, the sale of products or inventory and the provision of services in the ordinary course of business) or any of the Company’s equity (other than granting employee options and ESPP purchases in the ordinary course) whether by merger, purchase of assets, equity purchase (including convertible securities), license, tender offer or otherwise (including any option or right with respect to any of the foregoing), or enter into any agreement providing for, or effect, any such transaction, (ii) disclose any information not customarily disclosed in the ordinary course of business to any person (other than the Company’s representatives) concerning the Company’s business, technologies or properties or afford to any person or entity including, but not limited to, financing parties, access to its properties, books or records, (iii) assist or cooperate with any person to (x) make any proposal to purchase all or any portion of the Company’s equity (other than granting employee options and ESPP purchases in the ordinary course) or (y) license all or any material portion of the Company’s assets (other than the licensing of software, the sale of products or inventory and the provision of services in the ordinary course of business), or (iv) enter into any agreement or arrangement with any person providing for the acquisition or licensing of all or any significant portion of the Company (other than the licensing of software, the sale of products or inventory and the provision of services in the ordinary course of business) (whether by way of merger, purchase of assets, equity purchase, license, tender offer or otherwise). In the event that the Company shall receive, or shall become aware that any of its officers, managers, employees, members, agents, representatives or affiliates has received, any offer or proposal, directly or indirectly, of the type referred to in clause (i) or (iii) above, or any request for disclosure or access pursuant to clause (ii) above, (a) to the extent that the Company is not bound by any pre-existing confidentiality or nondisclosure obligations to the party making such Acquisition Proposal with respect thereto, then the Company shall notify HP of such offer or proposal as promptly as practicable but in any case within twelve hours thereof, including without limitation information as to the identity of the offeror or the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and will cooperate with HP by furnishing any information HP may reasonably request with respect thereto, or (b) to the extent that the Company is bound by any pre-existing confidentiality or nondisclosure obligations to the party making such Acquisition Proposal with respect thereto, then the Company shall notify HP as set forth in the foregoing (a), except that it will not be obligated to provide the identity of the offeror or the party making any such offer or proposal. The Company agrees to immediately terminate any current discussions with third parties with respect to any of the foregoing and represents that it has the right to so terminate any such discussions. The Company also agrees that it will, and that it shall use all reasonable efforts to cause its officers, managers, employees, members, agents, representatives or affiliates to, refrain from, conveying to any third party that the Company has entered into an exclusive negotiation period. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any officer, manager, member, agent, representative or affiliate of the Company shall be deemed to be a breach of this Agreement by the Company. As used herein, “Termination Time” shall mean such date and time that is seventy seven hours following written notice, which notice may be provided anytime after 11:59 p.m. on September 9, 2010, by either the Company or HP to the other party by personal delivery (notice deemed given upon receipt), facsimile (notice deemed given upon confirmation of receipt) or via electronic email (notice deemed given when sent).

2.             Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions of Section 1 hereof were not performed in accordance with its specific terms or were otherwise breached. HP, without prejudice to any rights to judicial relief it may otherwise have, shall be entitled to equitable relief, including injunction, in the event of any breach of the provisions of Section 1 hereof. The Company agrees that (i) it will not oppose the granting of such relief on the basis that HP has not suffered irreparable harm or that HP has an adequate remedy at law and (ii) in the event of a breach of Section 1 of this Agreement by the Company, it will pay any reasonable fees which HP may incur in enforcing this Agreement. The Company also agrees that it will not seek and agrees to waive any requirement for the securing or posting of a bond in connection with HP’s seeking or obtaining such relief.

3.             Definitive Agreement. Each party understands and agrees that no contract or agreement providing for any Transaction involving the parties shall be deemed to exist between the parties unless and until a final definitive agreement has been executed and delivered. Each party also agrees that unless and until a final definitive agreement regarding a Transaction between the parties has been executed and delivered, neither party will be under any legal obligation of any kind whatsoever with respect to such a Transaction by virtue of this Agreement except for the matters specifically agreed to herein. For purposes of this paragraph, the term “definitive agreement” does not include an executed letter of intent, memorandum of terms or any other preliminary written agreement.

4.             Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed within such state.

5.             Counterparts.        This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. This Agreement may be executed by facsimile signature.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

HEWLETT-PACKARD COMPANY

By	/s/ Andy Johnson
Name: Andy Johnson
Title: Vice President, Strategy & Corporate Development

ARCSIGHT, INC.

By	/s/ Stewart Grierson
Name: Stewart Grierson
Title: CFO